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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 4)

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                      OCTEL COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

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                           MEMO ACQUISITION CORP.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

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                                 675724108
                  (CUSIP Number of Classes of Securities)

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                           Pamela F. Craven, Esq.
                           Memo Acquisition Corp.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
    (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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          Lucent Technologies Inc. and Memo Acquisition Corp. hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communications Corporation, a Delaware corporation, as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 10. Additional Information.

          On September 18, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(1) Press Release, dated September 18, 1997.

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                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 19, 1997


                                   MEMO ACQUISITION CORP.,


                                   By:  /s/ Pamela F. Craven
                                      ------------------------
                                      Name:  Pamela F. Craven
                                      Title:  Vice President and Secretary


                                   LUCENT TECHNOLOGIES INC.,


                                   By:  /s/ Pamela F. Craven
                                      ------------------------
                                      Name:  Pamela F. Craven
                                      Title:  Vice President - Law

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                               EXHIBIT INDEX



Exhibit No.       Exhibit

(a)(1)            Press release, dated
                  September 18, 1997

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                                                             EXHIBIT (a)(1)




Dan Coulter - Lucent Technologies
908-582-7635 (work)
908-582-0297 (home)

Greg Klaben - Octel Communications Corporation
408-324-6571 (work)
408-255-2126 (home)


                        LUCENT TECHNOLOGIES EXTENDS
                TENDER OFFER FOR OCTEL STOCK TO SEPTEMBER 26

FOR RELEASE:  Thursday, September 18, 1997


     MURRAY HILL, N.J. -- Lucent Technologies and Octel Communications Corporation today announced that Lucent's tender offer for all outstanding shares of Octel's common stock has been extended until 5:00 p.m. Eastern time, Friday, September 26, 1997. According to the two companies, the offer is being extended because they are continuing to respond to requests for information from the Antitrust Division of the U.S. Department of Justice.

     The companies said they continue to be confident that Lucent's acquisition of Octel will be completed and noted that the tender offer would be extended again, if appropriate.

     Lucent's tender offer was scheduled to expire at 5:00 p.m. Eastern time, Friday, September 19, 1997. The depositary for the offer, The Bank of New York, has advised Lucent that 31,937,365 shares have been tendered as of the close of business on Thursday, September 18, 1997.